                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*

                                COASTCAST CORP.
                             ---------------------
                               (Name of Issuer)

                     SHARES OF COMMON STOCK, NO PAR VALUE
                     ------------------------------------
                        (Title of Class of Securities)

                                  19057T 10 8
                                (CUSIP Number)


                               JONATHAN P. VANNINI
                               -------------------
                                828 Irwin Drive
                                ---------------
                            Hillsborough, CA  94010
                            -----------------------
                                (650) 347-1800
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              - with copies to -

                           Bernard J. Cassidy, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                             Palo Alto, CA  94304
                                (650) 493-9300

                               October 16, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------
CUSIP NO. 19057T 10 8
---------------------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                JONATHAN P. VANNINI
---------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                                     (b) [_]
---------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                PF
---------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

---------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
---------------------------------------------------------------------------------------------------------
                                                 7  SOLE VOTING POWER
                                                    911,000

  NUMBER OF                           -------------------------------------------------------------------
    SHARES                                       8  SHARED VOTING POWER
 BENEFICIALLY                                       0
   OWNED BY                           -------------------------------------------------------------------
     EACH                                        9  SOLE DISPOSITIVE POWER
  REPORTING                                         911,000
    PERSON                            -------------------------------------------------------------------
     WITH                                       10  SHARED DISPOSITIVE POWER
                                                    0
---------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                911,000
---------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]
---------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.06%
---------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
---------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
CUSIP NO. 19057T 10 8
---------------------



ITEM 1.   SECURITY AND ISSUER.

          Securities acquired:          Shares of common stock, no par value per
                                        share ("Common Stock")

          Issuer:                       Coastcast Corp.
                                        3025 East Victoria Street
                                        Rancho Dominguez, CA  90221
                                        Tel. No. (310) 638-0595

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed on behalf of Jonathan P. Vannini (the "Purchaser").

          The business address of the Purchaser is 828 Irwin Drive, Hillsborough, California 94010. The Purchaser's principal business is that of a private investor. The Purchaser is a citizen of the United States.

          The Purchaser has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Since the filing of the third amendment to the initial Schedule 13D on August 17, 1998, the Purchaser has not engaged in any transactions involving the Common Stock of Coastcast Corp. (the "Issuer") as described below in Item 5. Purchaser acquired beneficial ownership of his Common Stock of Coastcast through his personal brokerage account at Smith Barney Inc. The source of funds for the Purchaser's previous transactions was in part the Purchaser's personal funds and in part margin credit extended to Purchaser by Smith Barney Inc. through the Purchaser's personal brokerage account, which is subject to the client agreement between Purchaser and Shearson Lehman Brothers Inc., the predecessor-in-interest of Smith Barney Inc., attached hereto under Item 7.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Purchaser acquired shares of the Issuer's Common Stock as an investment in order (a) to obtain an equity position in the Issuer whose Common Stock the Purchaser believes to be presently undervalued, and (b) to maximize the value of that investment. The Purchaser believes that such undervaluation of the Issuer's Common Stock is in part a result of certain policies and practices of the Issuer's management, including without limitation the policies and practices related to the compensation and stock options granted to the chairman of the Issuer's board of directors.

          The Purchaser has a present intention to influence control of the Issuer. Pursuant to a stipulation and proposed order entered into on October 2, 1998 by the Purchaser and Coastcast (the "Stipulation of October 2, 1998") (attached hereto under Item 7), a special meeting of the shareholders (the "Special Meeting") will be held at 10:00 a.m. on January 15, 1999 at a location in Los Angeles County to be selected by Coastcast.

          In the Stipulation of October 2, 1998, Coastcast represented

          . that the amendments (the "Amendments") of Coastcast's 1996 Amended and Restated Employee Stock Option Plan (the "Employee Plan") and 1995 Amended and Restated Non-Employee Director Stock Option Plan (the "Director Plan") proposed by Coastcast management and considered at the 1998 annual meeting of the Company's shareholders have been rescinded by the Company's Board of Directors,

          .  that no options have been granted under either of the Amendments,

          .  that neither of the Amendments will be reinstated, and

          . that any future amendments to the Employee Plan or the Director Plan by the Coastcast Board of Directors that would authorize grants of additional options to officers or directors of Coastcast will be subject to future shareholder approval.

          In exchange, Purchaser agreed

          . that any issue regarding the revocation of the Amendments is now moot,

          . that shareholder approval of the revocation of the Amendments is now unnecessary, and

          . that shareholder approval of the revocation of the Amendments will not be proposed or considered in connection with the Special Meeting.

          Accordingly, the Purchaser will no longer propose that the shareholders consider and take action concerning the revocation of the Amendments at the Special Meeting.

          The Purchaser will propose that the following matters be considered and voted upon at the Special Meeting:

          1.   The removal of the current board of seven directors;

          2. The election of a new board of directors, for which Mr. Vannini proposes four nominees, Mr. Jeffrey M. Cohen, Dr. James Malarnee, Mr. John E. Rehfeld, and Mr. Jonathan P. Vannini, to serve until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified;

          3. The amendment of the Employee Plan so that stock options issued thereunder may not be repriced without shareholder approval;

          4. The amendment of the Director Plan so that stock options issued thereunder may not be repriced without shareholder approval;

          5. The authorization of an independent review by a nationally recognized compensation consultant acceptable to Purchaser, of the Company's Supplemental Executive Retirement Plan (the "SERP") that (i) compares the SERP to retirement plans of comparable companies and (ii) publishes by February 15, 1999 the results of that review;

          6. The authorization of an independent review by a nationally recognized compensation consultant acceptable to Purchaser, of the Company's compensation practices that (i) compares those practices to those of comparable companies and (ii) publishes by February 15, 1999 the results of that review;

          7. The repurchase by February 15, 1999 of any remaining shares of the one million shares of the Company's common stock that the Board of Directors authorized for repurchase on October 25, 1995, together with the approval of the repurchase of an additional one million shares of the Company's common stock, which repurchase will be completed before April 15, 1999;

          8. The approval of the reimbursement of Mr. Vannini for the fees and expenses incurred in connection with the Special Meeting; and

          9. Such other business as may properly come before the meeting or any adjournment thereof.

          At the time of the filing of the third amendment to the initial
          Schedule 13D on August 17, 1998, the Purchaser believed in good faith that he had been granted a Master of Business Administration from Columbia University's Graduate School of Business (the "Columbia Business School"). Since then, the Purchaser has reviewed his status as an alumnus of the Columbia Business School with the school, and on September 16, 1998, Professor Meyer Feldberg, the Dean of the Columbia Business School, wrote a letter which states in its entirety:

               To whom it may concern;

               Mr. Jonathan Patrick Vannini was a full-time graduate student in good standing for four semesters: Autumn 1985; Spring 1986; Autumn 1986; Spring 1987 at Columbia University's Graduate School of Business. In May 1987 he completed all of the requirements to be awarded a Master of Science in Business Administration.

               Due to an oversight, Mr. Vannini was not initially given his Master's degree. This issue has now been resolved, and Mr. Vannini has been awarded his degree retroactively to May 1987.

               Yours sincerely,

               /s/ Meyer Feldberg
               ------------------

               Professor Meyer Feldberg
               Dean

          At the time of the filing of the third amendment to the initial
          Schedule 13D on August 17, 1998, the Purchaser believed in good faith that he had been granted a Bachelor of Arts degree in Economics from the University of California, Los Angeles ("UCLA"). Since then, the Purchaser has been informed that he has not been granted a degree from UCLA. Purchaser is currently cooperating with UCLA officials in a review of his undergraduate records to determine whether UCLA will grant his degree retroactively.

          In response to Purchaser's inquiry, UCLA has reviewed Purchaser's academic record and discovered an error had occurred in the posting of transfer credits from the University of California, San Diego, which Purchaser attended before transferring in 1980 to UCLA. UCLA discovered that the transferred units should have totaled 76 units rather than 56 units, and has made corrections to Mr Vannini's transcript record to include the additional 20 units. As a result, as of October 8, 1998, UCLA's review had established that Purchaser had earned 172 of the 180 units required to graduate.

          Purchaser continues to believe he completed all the requirements for the Bachelor of Arts degree in Economics from UCLA. UCLA's review is continuing, and UCLA is now examining whether its transcript record is in error with respect to a 4-unit Geography course and a 4-unit Economics course Purchaser took in 1980 and 1981, respectively. Purchaser believes he successfully completed the requirements of each of these courses, even though the UCLA transcript, corrected as of October 9, 1998, does not indicate that Purchaser successfully completed those requirements. Purchaser believes that upon completing its review of the fully corrected records, UCLA will grant him the BA degree retroactively.

          The Purchaser reserves the right to acquire, or dispose of, additional securities of the Issuer, to the extent

---------------------
CUSIP NO. 19057T 10 8
---------------------


          deemed advisable in light of his general investment and trading policies, market conditions, or other factors. The Purchaser plans to exercise influence in order to change the compensation and/or membership of the present board of directors. The Purchaser plans to exercise influence in order to persuade the Issuer to adopt a stock repurchase program. The Purchaser plans to contact the Issuer and/or other shareholders, as well as third parties regarding these and other potential strategies to increase shareholder value.

          Purchaser reserves the right to contact third parties to discuss potential strategies to increase shareholder value, including, without limitation, a tender offer for outstanding shares of the common stock of the Issuer and/or an acquisition of the Issuer by a third party.

          In September of 1998, Purchaser met with William B. Ruger and
          William B. Ruger, Jr., senior executives of Sturm, Ruger & Co., Inc., a Delaware corporation engaged in precision metal investment casting. Among other things, the parties discussed the investment casting industry, the business prospects of that industry, and the possibility of the acquisition of the Issuer, but did not agree to a plan or proposal for such an acquisition or any similar business combination.

          Other than as described above, the Purchaser has no present plans or proposals which would result in any of the following:

               1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               3)   any material change in the dividend policy of the Issuer;

               4) any other material change in the Issuer's business or corporate structure;

               5) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               8)   any action similar to any of those enumerated above.

          On August 13, 1998, Coastcast filed suit (COASTCAST CORPORATION v. JONATHAN VANNINI) in the United States District Court for the Central District of California against the Purchaser seeking injunctive and declaratory relief for alleged violations of the federal securities laws and the California Corporations Code.

          On September 18, 1998, Coastcast filed its First Amended Complaint for Injunctive Relief for Violation of Federal Securities Laws and for Declaratory Relief in COASTCAST CORPORATION v. JONATHAN VANNINI, which is attached hereto under Item 7.

          On October 5, 1998, the Purchaser and Coastcast entered into a Stipulation and Proposed Order Re Case Management Schedule in COASTCAST CORPORATION v. JONATHAN VANNINI, which is attached hereto under Item 7.

          On October 5, 1998, the Purchaser filed Defendant's Answer and Counterclaims to First Amended Complaint in COASTCAST CORPORATION v. JONATHAN VANNINI, which is attached hereto under Item 7.

          On August 14, 1998, the Purchaser filed a suit (JONATHAN VANNINI v. COASTCAST CORPORATION) in the Superior Court of the State of California, County of San Francisco against Coastcast Corporation for injunctive and declaratory relief seeking to obtain (i) certain shareholder records he demanded from Coastcast Corporation under
          Section 1600 of the California Corporations Code (ii) the results of the shareholder votes held at the Company's annual meeting of shareholders on June 22 and July 8, 1998, including the results of the shareholder votes on Proposals 2 and 3, which the Purchaser demanded under Section 1509 of the California Corporations Code, and (iii) the special meeting of the shareholders he demanded under Section 600 of the California Corporations Code. On August 26, 1998, following Coastcast's filing of a motion to transfer venue and a motion to dismiss the suit, the Purchaser voluntarily dismissed the suit filed in the County of San Francisco.

          On August 14, 1998, the Purchaser filed a Non-Management Preliminary Proxy Statement with the Securities and Exchange Commission ("SEC") on
          Schedule 14A.

          On August 29, 1998, the Purchaser filed an Amended Non-Management Preliminary Proxy Statement with the SEC on Schedule 14A.

          On October 16, 1998, the Purchaser filed an Amended Non-Management Preliminary Proxy Statement with the SEC on Schedule 14A.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of August 11, 1998, and according to the Issuer's most recent Quarterly Report on Form 10-Q, there were issued and outstanding 9,054,204 shares of Common Stock. As of the date hereof, the Purchaser has beneficial ownership of 911,000 such shares, representing approximately 10.06% of the Common Stock of the Issuer.

---------------------
CUSIP NO. 19057T 10 8
---------------------


               (b) The Purchaser has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 911,000 shares of Common Stock of the Issuer.

               (c) The Purchaser has not engaged in any transactions involving the Issuer's securities since the filing of the third amendment to the initial Schedule 13D on August 17, 1998.

               (d)   Not Applicable.

               (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Attached hereto as "Exhibit 99.(C)" is the client agreement between the Purchaser and Shearson Lehman Brothers Inc., the predecessor-in-interest to Smith Barney Inc.

          Attached hereto as "Exhibit 99.(D)" is the Stipulation and Proposed Order Re Case Management Schedule in COASTCAST CORPORATION v. JONATHAN VANNINI.

          Attached hereto as "Exhibit 99.(E)" is the First Amended Complaint for Injunctive Relief for Violation of Federal Securities Laws and for Declaratory Relief in COASTCAST CORPORATION v. JONATHAN VANNINI.

          Attached hereto as "Exhibit 99.(F)" is the Defendant's Answer and Counterclaims to First Amended Complaint in COASTCAST CORPORATION v. JONATHAN VANNINI.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 16, 1998


                                        /s/ Jonathan P. Vannini
                                    By:_____________________________
                                        Jonathan P. Vannini